October 10, 2018

Martin Werner
Chief Executive Officer
DD3 Acquisition Corp.
c/o DD3 Mex Acquisition Corp
Pedregal 24, 4th Floor
Colonia Molino del Rey, Del. Miguel Hidalgo
11040 Mexico City, Mexico

       Re: DD3 Acquisition Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed October 5, 2018
           File No. 333-227423

Dear Mr. Werner:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed October 5, 2018

Exhibit 5.1

1. We note the statements in section 3.1.3 and 3.1.4 indicate that when the board has taken all necessary corporate action, the shares will be have been duly authorized and the warrants, and the shares to be issued pursuant to the warrants when exercised, will have been duly authorized. The opinion you have currently filed seems to indicate that not all corporate actions necessary for the due authorization of the securities offered have been taken. Please file an opinion which opines that the securities have been duly authorized.
 Martin Werner
DD3 Acquisition Corp.
October 10, 2018
Page 2
2. The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5)
      should not include a limitation on reliance such as in Section 5.2 of this exhibit. Please file a revised opinion accordingly.
        You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at
(202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Daniel Morris, Special
Counsel, at (202) 551-3314 with any other questions.



                                                           Sincerely,
FirstName LastNameMartin Werner
                                                           Division of
Corporation Finance
Comapany NameDD3 Acquisition Corp.
                                                           Office of
Electronics and Machinery
October 10, 2018 Page 2
cc:       Jason Simon, Esq.
FirstName LastName